CANNABIS STRATEGIC VENTURES

November 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cannabis Strategic Ventures
Amendment No. 1 to Offering Statement on Form 1-A Filed October 15, 2020 File No. 024-11303

Ladies and Gentlemen:

On behalf of our Company, Cannabis Strategic Ventures, (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the offering statement on Form 1-A (“Amendment No. 2”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated November 2, 2020 regarding your review of the amended offering statement on Form 1-A, which was filed with the Commission on October15, 2020.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 2.

Amendment No. 1 to Offering Statement on Form 1-A

Overview, page 2

1.	Your revisions in response to prior comment 2 indicate that you are a holding company and that you have ceased all operations in your subsidiaries. It appears; however, from other disclosures that your NUGS Farm North and BudHire subsidiaries are currently operational. If that is correct, please revise your disclosure here and in the Business section to differentiate between your operating subsidiaries and the subsidiaries where you have ceased all operations. Please also revise your statement that you are a holding company with a portfolio of "profitable subsidiaries" to specify which subsidiaries are operational and profitable.

We have clarified that only NUGS Farm North is currently in operations.

Risk Factors

The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 20

2.	We note your revisions in response to prior comment 20. Please revise this risk factor to clarify, if true, that the subscription agreement limits legal action under the agreement to the federal district courts in the state of Nevada, not the state and federal courts in Nevada. Also, revise to clarify whether the exclusive forum provision applies to actions arising under the Securities Act and the Exchange Act.

We have corrected the disclosure to be consistent with the subscription agreement.

CANNABIS STRATEGIC VENTURES

Principal Stockholders, page 45

3.	We note your revisions in response to prior comment 6. Please provide the total number of shares held by your officers and directors as a group in the last line of the third column in the table.

We have revised per your comment accordingly.

Relationships and Related Party Transactions, page 45

4.	We are unable to locate a response to prior comment 7 and reissue. We note your disclosure that you have no related party transactions to disclose yet the notes to the financial statements reference a number of related party transactions. Please revise this section to disclose your related party transactions since the beginning of your last fiscal year and the two fiscal years preceding your last fiscal year, or advise. Refer to Item 404 of Regulation S-K and the Instructions to Item 404.

We have added relevant related party transaction per your comment.

Notes to Consolidated Financial Statements

Note 2--Summary of Significant Accounting Policies

Business Combinations, page F-29

5.	Please provide a complete response to this comment as issued in our letter dated September 23, 2020. In particular, include an explanation of the terms governing the TW acquisition, as discussed on page F-17, and your consideration of guidance in Part F/S (b) (7) (iii), (b)(iv) and Rule 8-04 and 8-05 of Regulation S-X related to financial statements of businesses acquired and pro forma financial information.

For the acquisition of Pure Applied Science Inc as of 2/15/18, there are no acquired assets and liabilities as of acquisition date, and the entire amount of consideration from the issuance of common stock at fair value of $2,842,000 was allocated to goodwill and subsequently impaired as of 3/31/18.

For the acquisition of Lyxr as of 6/30/19 , there are no acquired assets and liabilities as of acquisition date, and the entire amount of consideration from the issuance of common stock at fair value of $75,000 was allocated to intangibles and subsequently impaired as of 3/31/20.

For the acquisition of The Asher House as of 6/30/19 , there are no acquired assets and liabilities as of acquisition date, and the entire amount of consideration from the issuance of common stock at fair value of $1,200,000 was allocated to intangibles and subsequently impaired as of 3/31/20.

For the acquisition of Fitamins as of 6/30/19, there are no acquired assets and liabilities as of acquisition date, and the entire amount of consideration from the issuance of common stock at fair value of $250,000 was allocated to intangibles and subsequently impaired as of 3/31/20.

CANNABIS STRATEGIC VENTURES

For the acquisition of an LLC as of 1/1/2019, there are no acquired assets and liabilities as of acquisition date, and the entire amount of consideration from cash of $100,000 was allocated to intangibles.

For the acquisition of LW, although the Company issued the Series C and common shares to LW main shareholders, the acquisitions is not considered finalized as of 3/31/20 and 6/30/20, so we recorded the $13,128,936 cash received from the LW’s main shareholder as note payable until both parties finalized all the terms in the acquisition agreement. Also the consideration of Series C shares was recorded as par value as of 6/30/20 and 3/31/20.

Since there are no or minimal assets or liabilities acquired from the acquisitions above, there are no purchase price allocation under ASC 805 other than recorded the entire balance of consideration to intangibles or goodwill, we just disclosed it in narrative form instead of having a table to allocate assets and liabilities at fair value from each acquisition. These Company also had no or minimal operations before the operations so pro-forma is the same as the financial statements as presented in the Reg A filing.

Leases, page F-33

6.	Please provide a complete response to this comment as issued in our letter dated September 23, 2020. In particular, include quantifications of leases for properties acquired with each of your business combinations discussed on pages F-29 to F-31. Revise your disclosure on pages F-21 and F-45 accordingly.

There are no leases acquired with all of the business combinations as discussed on pages F29 to F31. All the acquired companies has minimal or no operations as of acquisition date.

We also added the following as disclosures:

The Company only had one lease as of June 30, 2020 from a farm lease which includes real properties, greenhouses, warehouses, and land, collectively referred to as the “Premises”, in Northern California under non-cancelable operating leases that expire in December 2023.

The Company only had one lease as of March 31, 2020 from a farm lease which includes real properties, greenhouses, warehouses, and land, collectively referred to as the “Premises”, in Northern California under non-cancelable operating leases that expire in December 2023.

Segment Reporting, page F-37

7.	Please provide a complete response to this comment as issued in our letter dated September 30, 2020. In particular, explain how you complied with guidance in ASC 280.

We have revised the disclosure accordingly.

Management determined that the Company’s operations constitute two reportable segments in accordance with ASC 280. The Company operates exclusively in two businesses and industry segments: 1) providing employment services and consultation to cannabis industry and develop intellectual property to be licensed to the cannabis industry and 2) Sales of cannabis products.

Also we added the following disclosures to show the segments:

The Company operates in two segments which are characterized as: (1) consulting, and (2) sale of cannabis products from the Farm in Northern California as of March 31, 2020 and June 30, 2020.

CANNABIS STRATEGIC VENTURES

The following tables summarize segment information for the years ended March 31, 2020 and 2019:

	Year Ended March 31,
	2020	2019
Revenues
Cannabis Products	1,311,555	-
Consulting	1,055,812	701,968
	$2,367,367	$701,968
Gross profit
Cannabis Products	981,229	-
Consulting	909,267	21,051
	$1,890,496	$21,051
Operating income (loss)
Cannabis Products	(4,058,982)	-
Consulting	(4,517,953)	(21,115,750)
	$(8,576,935)	$(21,115,750)
Depreciation and amortization
Cannabis Products	132,178	-
Consulting	-	-
	$132,178	$-
Interest expense (income), net
Cannabis Products	41,218	-
Consulting	-	(2,760)
	$41,218	$(2,760)
Income before provision for income taxes
Cannabis Products	(4,058,982)	-
Consulting	(5,020,627)	(21,432,605)
	$(9,079,609)	$(21,432,605)

General

8.	We are unable to locate a response to prior comment 19 and reissue. Please tell us how this offering complies with Rule 251(a)(1) of Regulation A which limits Tier 1 offerings to $20 million in a 12-month period. Rule 253(b)(ii) of Regulation A requires that the upper end of your price range be used to determine the aggregate offering price under Rule 251(a). Please also tell us how this offering complies with Rule 251(a)(3) of Regulation A which restricts the selling security holder component of a company's initial offering and any subsequent offering in the following 12 months to 30% of the aggregate offering price.

The offering described is for $5,000,000 of equity. This does not mean the higher end of the volume range times the higher price of the price range. The Company has anticipated the need for $5,000,000. The price of the offering will be determined at the time of qualification, at which point the volume of securities will be determined. At no time shall the offering ever exceed the limits of Tier 1 restrictions in a 12 month period. In regards to Rule 252(a)(3) the selling shareholders shall not exceed 30% of the aggregate offering price. Selling shareholders shall sell at a price equal to the offering price determined at qualification and shall be a pro number of shares based on the volume to be determined at qualification.

9.	We are unable to locate a response to prior comment 21 and reissue. Please revise the legality opinion filed as Exhibit 12.1 to also state that the shares being offered for resale by the selling shareholders are fully paid and non-assessable. Please revise the dollar amount for the primary offering and the price range in the opinion to be consistent with the information provided in the offering circular.

Counsel has provided an updated opinion.

CANNABIS STRATEGIC VENTURES

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Simon Yu
Simon Yu, CEO
Cannabis Strategic Ventures

cc:	William R. Eilers, Esq.